==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                                 SCHEDULE 13D
                  under the Securities Exchange Act of 1934 *
                           ------------------------
                      QUILMES INDUSTRIAL (QUINSA) SOCIETE
                                    ANONYME
                               (Name of Issuer)

                            QUILMES INDUSTRIAL S.A.

                  (Translation of Issuer's Name into English)
                           ------------------------

                   Class B Common Shares, without par value

             American Depositary Shares, each of which represents 2
              Class B Common Shares, without par value, evidenced
                        by American Depositary Receipts
                        (Title of Class of Securities)
                           ------------------------
                                   74838Y20
                                (CUSIP Number)
                           ------------------------

                             Magim Rodriguez, Jr.
                   Companhia de Bebidas das Americas - AmBev
               Rua Maria Coelho Aguiar, 215, Bloco F, 6(0) andar
                            05804-900 Sao Paulo, SP
                                    Brazil
                               (55-11) 3741-3341

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           ------------------------

                                   Copy to:
                              David Mercado, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000

                           ------------------------
                                  May 1, 2002
            (Date of Event which Requires Filing of this Statement)
==============================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)

 CUSIP No. 74838Y20
------------------------------------------------------------------------------
   1    Names of Reporting Persons
        Companhia de Bebidas das Americas - AmBev

        IRS Identification Nos. of Above Persons (entities only)
        Not Applicable (foreign entity)
------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a)     |X|
        (b)     |_|
------------------------------------------------------------------------------
   3    SEC Use Only
------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        OO
------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   |_|
------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        Federative Republic of Brazil
------------------------------------------------------------------------------
                              7   Sole Voting Power
                                  0
            Number of         ------------------------------------------------
              Shares          8   Shared Voting Power
           Beneficially           26,388,914 Class B Common Shares
          Owned by Each           (See Items 3 and 6)*
            Reporting         ------------------------------------------------
           Person with        9   Sole Dispositive Power
                                  0
                              ------------------------------------------------
                              10  Shared Dispositive Power
                                  26,388,914 Class B Common Shares
                                  (See Items 3 and 6)*
------------------------------------------------------------------------------
   11 Aggregate Amount Beneficially Owned by Each Reporting Person 26,388,914 Class B Common Shares (See Items 3 and 6)*
------------------------------------------------------------------------------
   12   Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)   |_|
------------------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row (11)
        39.2%*
------------------------------------------------------------------------------
   14   Type of Reporting Person (See Instructions)
        HC
------------------------------------------------------------------------------









*/ Companhia de Bebidas das Americas-AmBev ("AmBev") has also entered into an agreement to acquire 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). Each Class A Common Share and Class B Common Share has one vote. Upon consummation of the acquisition of the 26,388,914 Class B Common Shares and the 230,920,000 Class A Common Shares, AmBev would own 36.09% of all the outstanding voting shares of the Issuer. In addition, AmBev has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares.

 CUSIP No. 74838Y20
------------------------------------------------------------------------------
   1    Names of Reporting Persons
        Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia

        IRS Identification Nos. of Above Persons (entities only)
        Not Applicable (foreign entity)
------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a)     |X|
        (b)     |_|
------------------------------------------------------------------------------
   3    SEC Use Only
------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        OO
------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   |_|
------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        Federative Republic of Brazil
------------------------------------------------------------------------------
                              7   Sole Voting Power
                                  0
            Number of         ------------------------------------------------
              Shares          8   Shared Voting Power
           Beneficially           26,388,914 Class B Common Shares
          Owned by Each           (See Items 3 and 6)*
            Reporting         ------------------------------------------------
           Person with        9   Sole Dispositive Power
                                  0
                              ------------------------------------------------
                              10  Shared Dispositive Power
                                  26,388,914 Class B Common Shares
                                  (See Items 3 and 6)*
------------------------------------------------------------------------------
   11 Aggregate Amount Beneficially Owned by Each Reporting Person 26,388,914 Class B Common Shares (See Items 3 and 6)*
------------------------------------------------------------------------------
   12   Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)   |_|
------------------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row (11)
        39.2%*
------------------------------------------------------------------------------
   14   Type of Reporting Person (See Instructions)
        HC
------------------------------------------------------------------------------









*/ AmBev has also entered into an agreement to acquire 230,920,000 Class A Common Shares of the Issuer from BAC. Each Class A Common Share and Class B Common Share has one vote. Upon consummation of the acquisition of the 26,388,914 Class B Common Shares and the 230,920,000 Class A Common Shares, AmBev would own 36.09% of all the outstanding voting shares of the Issuer. In addition, AmBev has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares.

 CUSIP No. 74838Y20
------------------------------------------------------------------------------
   1    Names of Reporting Persons
        Braco S.A.

        IRS Identification Nos. of Above Persons (entities only)
        Not Applicable (foreign entity)
------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a)     |X|
        (b)     |_|
------------------------------------------------------------------------------
   3    SEC Use Only
------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        OO
------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   |_|
------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        Federative Republic of Brazil
------------------------------------------------------------------------------
                              7   Sole Voting Power
                                  0
            Number of         ------------------------------------------------
              Shares          8   Shared Voting Power
           Beneficially           26,388,914 Class B Common Shares
          Owned by Each           (See Items 3 and 6)*
            Reporting         ------------------------------------------------
           Person with        9   Sole Dispositive Power
                                  0
                              ------------------------------------------------
                              10  Shared Dispositive Power
                                  26,388,914 Class B Common Shares
                                  (See Items 3 and 6)*
------------------------------------------------------------------------------
   11 Aggregate Amount Beneficially Owned by Each Reporting Person 26,388,914 Class B Common Shares (See Items 3 and 6)*
------------------------------------------------------------------------------
   12   Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)   |_|
------------------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row (11)
        39.2%*
------------------------------------------------------------------------------
   14   Type of Reporting Person (See Instructions)
        HC
------------------------------------------------------------------------------









*/ AmBev has also entered into an agreement to acquire 230,920,000 Class A Common Shares of the Issuer from BAC. Each Class A Common Share and Class B Common Share has one vote. Upon consummation of the acquisition of the 26,388,914 Class B Common Shares and the 230,920,000 Class A Common Shares, AmBev would own 36.09% of all the outstanding voting shares of the Issuer. In addition, AmBev has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares.

 CUSIP No. 74838Y20
------------------------------------------------------------------------------
   1    Names of Reporting Persons
        Empresa de Administracao e Participacoes S.A. - ECAP

        IRS Identification Nos. of Above Persons (entities only)
        Not Applicable (foreign entity)
------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a)     |X|
        (b)     |_|
------------------------------------------------------------------------------
   3    SEC Use Only
------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        OO
------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   |_|
------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        Federative Republic of Brazil
------------------------------------------------------------------------------
                              7   Sole Voting Power
                                  0
            Number of         ------------------------------------------------
              Shares          8   Shared Voting Power
           Beneficially           26,388,914 Class B Common Shares
          Owned by Each           (See Items 3 and 6)*
            Reporting         ------------------------------------------------
           Person with        9   Sole Dispositive Power
                                  0
                              ------------------------------------------------
                              10  Shared Dispositive Power
                                  26,388,914 Class B Common Shares
                                  (See Items 3 and 6)*
------------------------------------------------------------------------------
   11 Aggregate Amount Beneficially Owned by Each Reporting Person 26,388,914 Class B Common Shares (See Items 3 and 6)*
------------------------------------------------------------------------------
   12   Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)   |_|
------------------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row (11)
        39.2%*
------------------------------------------------------------------------------
   14   Type of Reporting Person (See Instructions)
        HC
------------------------------------------------------------------------------









*/ AmBev has also entered into an agreement to acquire 230,920,000 Class A Common Shares of the Issuer from BAC. Each Class A Common Share and Class B Common Share has one vote. Upon consummation of the acquisition of the 26,388,914 Class B Common Shares and the 230,920,000 Class A Common Shares, AmBev would own 36.09% of all the outstanding voting shares of the Issuer. In addition, AmBev has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares.

Item 1.   Security and Issuer.
          --------------------

          This Schedule 13D relates to the Class B common shares, without par value (the "Quinsa Class B Shares"), of Quilmes Industrial (Quinsa) Societe Anonyme, a corporation incorporated under the laws of Luxembourg ("Quinsa"). The Quinsa Class B Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 2 Quinsa Class B Shares, evidenced by American Depositary Receipts. The address of Quinsa's principal executive offices is Teniente General Peron 667, Buenos Aires, Argentina, 1038.


Item 2.   Identity and Background.
          ------------------------

          (a), (b), (c), (f) This Schedule 13D is being filed by (i) Companhia de Bebidas das Americas - AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev"), (ii) Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia, a foundation established under the laws of the Federative Republic of Brazil ("Fundacao"), (iii) Braco S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("Braco"), and (iv) Empresa de Administracao e Participacoes S.A. - ECAP, a corporation incorporated under the laws of the Federative Republic of Brazil ("ECAP" and, together with AmBev, Fundacao and Braco, the "Reporting Persons").

          AmBev is a holding company, the subsidiaries of which produce, distribute and sell beer, soft drinks and other non-alcoholic and non-carbonated beverages in Brazil, Argentina, Venezuela, Uruguay and Paraguay. The address of AmBev's principal offices (where AmBev carries out its principal business) is Rua Maria Coelho Aguiar, 215, Bloco F, 6 (degree) andar, CEP 05804-900, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of AmBev are set forth in Annex A to this
Schedule 13D.

          Fundacao is a tax-exempt charitable foundation. The address of Fundacao's principal offices (where Fundacao carries out its principal business) is Rua Vergueiro, 17, CEP 01504-001, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the trustees of Fundacao are set forth in Annex A to this Schedule 13D. Fundacao owns 22.5% of the common shares of AmBev.

          Braco is an investment company, substantially all the assets of which consist of shares of AmBev and ECAP. Approximately 12.9%, 58.8% and 12.9%, respectively, of the common shares of Braco are owned by Marcel Herrmann Telles, Jorge Paulo Lemann and Carlos Alberto da Veiga Sicupira, all of whom are Brazilian citizens. The address of Braco's principal offices (where Braco carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7 (degree) andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the controlling shareholders and executive officers of Braco are set forth in Annex A to this Schedule 13D. Braco and ECAP collectively own 45.7% of the common shares of AmBev.

          ECAP is an investment company, substantially all the assets of which consist of shares of AmBev. Approximately 99.7% of the common shares of ECAP are owned by Braco. The address of ECAP's principal offices (where ECAP carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7 (degree) andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of ECAP are set forth in Annex A to this Schedule 13D. Braco and ECAP collectively own 45.7% of the common shares of AmBev.

          On July 1, 1999, Fundacao, Braco and ECAP, as well as AmBev and Messrs. Lemann, Telles and Sicupira, as intervening parties, entered into a shareholders agreement (the "Original AmBev Shareholders Agreement") with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries (which include Brahma and Antarctica). In the Original AmBev Shareholders Agreement, the parties have agreed that each of Fundacao, Braco and ECAP will have proportional representation on the Board of Directors of AmBev and its subsidiaries. On other matters submitted to a vote of the shareholders, the parties have agreed to endeavor first to reach a consensus with respect to voting their AmBev common shares. If they fail to reach a consensus, the parties have agreed to vote their AmBev common shares in accordance with the wishes of the party holding the greatest number of AmBev common shares, except that certain fundamental matters will require unanimity. The Original AmBev Shareholders Agreement also contains, among others, terms and conditions with respect to (a) rights of first refusal for the acquisition of shares that a party intends to dispose of, (b) the acquisition of shares of a party whose shares have been subject to seizure or attachment, (c) rights of first refusal to exercise subscription rights that a party intends to dispose of, (d) buy-sell rights beginning 30 months after the date of execution of the Original AmBev Shareholders Agreement pursuant to which a shareholder disagreeing on any matter with the other shareholders has the right to purchase all shares owned by such other shareholders or, alternatively, such other shareholders have the right to purchase all shares owned by the dissenting shareholder, and (e) the right of first refusal of Fundacao to purchase shares of Braco and ECAP, in the event of any proposed transfer by their controlling shareholders.

          Pursuant to Rule 13D-1(f) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file one statement with respect to their ownership of the Quinsa Class B Shares, and the joint Schedule 13D of the Reporting Persons is herein referred to as "this Schedule 13D".

          (d), (e) During the last five years, none of the Reporting Persons or any executive officer or director of the Reporting Persons or any person controlling any of the Reporting Persons or any executive officer or director of a controlling shareholder of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          The Quinsa Class B Shares that are the subject of this Schedule 13D are to be acquired pursuant to the Share Exchange Agreement dated May 1, 2002, between AmBev and Quinsa (the "Share Exchange Agreement"), upon the satisfaction of the conditions set forth in the Share Exchange Agreement. As described in Item 4 and in the Share Exchange Agreement, AmBev will acquire 26,388,914 newly issued Quinsa Class B Shares in exchange for AmBev contributing to Quinsa all the shares of capital stock of the subsidiary or subsidiaries (the "Southern Holding Shares") of AmBev which manufacture, market, sell or distribute beer in Argentina, Uruguay, Paraguay and Bolivia.

Item 4.   Purpose of Transaction.
          -----------------------

          The purpose of the transaction, as described in the Share Exchange Agreement, is for AmBev to contribute to Quinsa the Southern Holding Shares in exchange for 26,388,914 newly issued Quinsa Class B Shares. The completion of the transactions contemplated by the Share Exchange Agreement is subject to the satisfaction of the conditions set forth in the Share Exchange Agreement, including the approval of the applicable antitrust authorities. The Share Exchange Agreement can be terminated by either party if, among other things, the closing does not occur by April 30, 2003, or in certain circumstances if compliance with any conditions to approval required by the antitrust authorities would be burdensome or unduly expensive. Pursuant to the Share Exchange Agreement, (x) Quinsa has generally agreed not to directly or indirectly, (i) solicit, initiate or encourage any proposal for a merger or other business combination, sale of securities, sale of substantial assets, joint venture or similar transaction involving Quinsa or any of its subsidiaries ("other Quinsa bid"), (ii) enter into any agreement with respect to any other Quinsa bid or (iii) participate in any discussions or negotiations regarding any other Quinsa bid and (y) AmBev has generally agreed not to, directly or indirectly, (i) solicit, initiate or encourage any proposal for a merger or other business combination, sale of securities, sale of substantial assets, joint venture or similar transaction involving any of the subsidiaries of AmBev which manufacture, market, sell or distribute beer in Argentina, Uruguay, Paraguay and Bolivia, or the manufacture, marketing, sale or distribution of beer by AmBev and its affiliates in Argentina, Chile, Paraguay, Uruguay and Bolivia ("other Southern Bid"), (ii) enter into any agreement with respect to any other Southern bid or (iii) participate in any discussions or negotiations regarding any other Southern bid.

          Pursuant to the Share Exchange Agreement, AmBev has also agreed not to acquire any shares of capital stock of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, except from Heineken International Beheer B.V. ("HIB") in satisfaction of HIB's right to sell its shares of QIB to Quinsa under existing contractual arrangements between HIB and Quinsa. If AmBev or its affiliates so acquire any shares of capital stock of QIB, Quinsa has agreed to exchange such shares for Quinsa Class B Shares in an amount which represents the same portion of the total capital stock of Quinsa on a fully diluted basis as such QIB shares represented of the total capital stock of QIB on a fully diluted basis. Pursuant to the Share Exchange Agreement, Quinsa and AmBev have also agreed to execute and deliver (i) a license agreement granting to Quinsa and its subsidiaries a perpetual, royalty free exclusive license to use the AmBev beer brands in connection with the manufacture, marketing, sale and distribution of beer in Argentina, Chile, Uruguay, Paraguay and Bolivia, and (ii) a distribution agreement pursuant to which AmBev will agree to distribute Quinsa's beer products in Brazil.

          (a) In connection with the transactions contemplated by the Share Exchange Agreement, pursuant to a stock purchase agreement dated May 1, 2002 (the "Stock Purchase Agreement"), between AmBev and Beverage Associates (BAC) Corp., a British Virgin Islands corporation ("BAC"), AmBev has agreed to acquire from BAC 230,920,000 Class A common shares, without par value, of Quinsa (collectively, with any other Class A shares of Quinsa, the "Quinsa Class A Shares") for an aggregate purchase price of US$ 346,380,000. The completion of the transactions contemplated by the Stock Purchase Agreement is subject to the satisfaction of the conditions set forth in the Stock Purchase Agreement, including, without limitation, the approval of the applicable antitrust authorities. The Stock Purchase Agreement can be terminated by either party if, among other things, the closing does not occur by April 30, 2003, or in certain circumstances if compliance with any conditions to approval required by the antiturst authorities would be burdensome or unduly expensive. The closing of the transactions contemplated by the Share Exchange Agreement is subject to the closing of the sale of such 230,920,000 Quinsa Class A Shares and vice-versa. Consequently, it is expected that such transactions, if completed, would be consummated simultaneously.

          In addition, pursuant to the Stock Purchase Agreement, BAC has granted AmBev a call option (the "Call Option") to acquire the remaining 373,520,000 Quinsa Class A Shares held by BAC (the "Remaining Quinsa Shares") in exchange for newly issued shares of AmBev, which Call Option may be exercised by AmBev beginning in April 2009 and in April of each year thereafter, and AmBev has granted BAC a put option (the "Put Option" and, together with the Call Option, the "Options") to sell to AmBev the remaining 373,520,000 Quinsa Class A Shares held by BAC in exchange for newly issued shares of AmBev, which Put Option may be exercised by BAC beginning in April 2003 and in April of each year thereafter. Furthermore, in the event of a change of control of AmBev, BAC may accelerate and exercise its Put Option immediately, and in or after April 2005, both the Call Option and the Put Option described above will be deemed to have been exercised on the 30th day prior to the consummation of the change of control of AmBev.

          The number of shares of AmBev that would be issued to BAC in the event the Options are exercised will be calculated pursuant to valuation formulas described in Schedule 1.04 to the Stock Purchase Agreement. These formulas are based on Quinsa's and AmBev's "EBITDA", which is defined as the consolidated gross profit minus selling, general and administrative expenses (including direct distribution expenses) plus depreciation and amortization of each of Quinsa and AmBev, adjusted for minority interests in subsidiaries and adjusted on a pro forma basis for acquisitions and dispositions. The formulas will be applied, and the share exchange will be effected, in two stages. In the first stage, AmBev's EBITDA multiple will be determined based on AmBev's enterprise value, defined as AmBev's 90-day weighted share price multiplied by AmBev's total shares outstanding plus consolidated net debt, divided by AmBev's EBITDA for the prior fiscal year. Quinsa's equity value will be determined by applying AmBev's multiple (or a fixed multiple of 8.0 if so elected by BAC) to Quinsa's EBITDA for the prior fiscal year and subtracting Quinsa's consolidated net debt reflected on its most recent balance sheet. The number of AmBev shares to be issued to BAC will be calculated as Quinsa's equity value multiplied by certain discount factors and divided by AmBev's 90-day weighted average share price. In the first stage, 75% of the total number of AmBev shares determined in accordance with the formula will be issued to BAC in exchange for 75% of the Remaining Quinsa Shares.

          The number of AmBev shares issued in the first stage is, however, a preliminary determination of the total number of AmBev shares to be issued to BAC in exchange for the Remaining Quinsa Shares. In the second stage, the actual total number of AmBev shares to be issued in exchange for the total Remaining Quinsa Shares will be determined, subject to the ceiling and floor described below. In the second stage, which will occur one year after the consummation of the first stage, the formulas will be applied in a similar fashion based on Quinsa's and AmBev's EBITDA for the prior two fiscal years, and the final number of AmBev shares to be issued to BAC will be determined, provided that the number of AmBev shares issued to BAC in the second stage will not exceed 66.67% of the shares issued to BAC in the first stage. The number of AmBev shares determined in the second stage (less the shares issued in the first stage), if any, will be issued to BAC in exchange for the balance of the Remaining Quinsa Shares. If the number of AmBev shares determined in the second stage is less than the number of AmBev shares issued in the first stage, the balance of the Remaining Quinsa Shares will be delivered to AmBev, but all the AmBev shares issued to BAC in the first stage will be retained by BAC.

          However, in the event of an accelerated exercise of the Put Option and Call Option in connection with a change of control of AmBev, the first stage and second stage will occur simultaneously and the valuation formulas will be calculated based on Quinsa's and AmBev's EBITDA for the four full fiscal quarters preceding the 30th day prior to the consummation of the change of control.

          In the share exchange, the proportion of AmBev common shares and AmBev preferred shares issued to BAC will be approximately 40% common and 60% preferred.

          Pursuant to the Stock Purchase Agreement, during the period between the first stage and the second stage, AmBev will cause the businesses of Quinsa and its subsidiaries to be conducted in the usual, regular and ordinary course in substantially the same manner as previously conducted.

          Pursuant to the Stock Purchase Agreement, BAC and AmBev have agreed that in the event Options are consummated and BAC receives newly issued shares of AmBev in exchange for the Remaining Quinsa Shares, BAC and AmBev will enter into a registration rights agreement (the "AmBev Registration Rights Agreement") pursuant to which AmBev will agree, subject to the terms and conditions contained in the AmBev Registration Rights Agreement, to grant to BAC and BAC's ultimate beneficial owners, or family members thereof, certain rights to have AmBev register their shares for public sale in the United States to allow for or facilitate the sale and distribution of the shares of AmBev received by them as a result of the consummation of the Options.

          Pursuant to the Stock Purchase Agreement, BAC has agreed not to directly or indirectly, (i) solicit, initiate or encourage any other Quinsa bid, (ii) enter into any agreement with respect to any other Quinsa bid or
(iii) participate in any discussions or negotiations regarding any other Quinsa bid.

          In addition, pursuant to the Stock Purchase Agreement, BAC has agreed not to sell, transfer, pledge, assign or otherwise dispose of (including by gift) or permit any lien to exist on (collectively, "Transfer"), or consent to or permit any Transfer of, any Quinsa Class A Shares or any interest therein, or enter into any contract, option or other arrangement with respect to the Transfer (including any profit sharing or other derivative arrangement) of any of Quinsa Class A Shares or any interest therein, to any person other than its affiliates, family members, AmBev or its designee.

          AmBev and BAC have agreed pursuant to the Stock Purchase Agreement to enter into a shareholders agreement among AmBev, BAC and Quinsa (the "Quinsa Shareholders Agreement") pursuant to which certain matters relating to the voting, transfer and issuance of Quinsa shares will be governed. Pursuant to the Quinsa Shareholders Agreement, Quinsa will grant AmBev certain preemptive rights with respect to Quinsa Class B Shares. Until AmBev has acquired an aggregate of 12 million Quinsa Class B Shares, in addition to the 26,388,914 Quinsa Class B Shares AmBev will acquire pursuant to the Share Exchange Agreement, Quinsa will not issue, sell or exchange, or agree to issue, sell or exchange, any Quinsa Class B Shares or any right, warrant, option or other security which, directly or indirectly, represents the right to purchase or acquire, or is convertible into or exercisable or exchangeable for, or otherwise represents an interest in ("Rights") Quinsa Class B Shares, unless Quinsa shall have first offered to sell such Quinsa Class B Shares or Rights to AmBev, at a price and on such other material terms and conditions as shall have been specified by Quinsa to AmBev. After AmBev has acquired 12 million Quinsa Class B Shares, if Quinsa at any time proposes to effect a capital increase through the issue of shares or Rights of any class or series, BAC and Quinsa will have the right to subscribe for their proportionate percentage of such shares or Rights.

          Pursuant to the Quinsa Shareholders Agreement, Quinsa will agree not to, directly or indirectly, purchase any shares of capital stock of Quinsa or QIB (collectively, "Third Party Shares") until the earlier of (a) the second anniversary of the date of execution of the Quinsa Shareholders Agreement or
(b) the date on which AmBev shall have acquired an aggregate of 12 million Quinsa Class B Shares, in addition to the Quinsa Class A Shares and Quinsa Class B Shares acquired by AmBev pursuant to the Share Exchange Agreement or the Stock Purchase Agreement, except that Quinsa may acquire QIB shares from HIB in accordance with the terms of its existing agreements with HIB so long as Quinsa has first offered to AmBev the right to buy such QIB shares from HIB and AmBev has not accepted such offer.

          Other than the Quinsa Class A Shares and the Quinsa Class B Shares that AmBev has the right to acquire pursuant to the Stock Purchase Agreement, the Share Exchange Agreement and the Quinsa Shareholders Agreement, pursuant to the Quinsa Shareholders Agreement AmBev will agree not to acquire any additional Quinsa Class A Shares, Quinsa Class B Shares or any interest therein.

          Depending on market conditions and other factors, and subject to any restrictions described herein or contained in the agreements attached as Exhibits hereto, the Reporting Persons or their subsidiaries may purchase additional Quinsa Class B Shares in the open market or in private transactions.

          In addition, pursuant to the Quinsa Shareholders Agreement, BAC will not, and will not permit any of its affiliates to, directly or indirectly, sell, or Transfer or permit any lien, mortgage, pledge, security or other interest, charge, covenant, option, claim, restriction or encumbrance of any kind or nature whatsoever ("Lien") to exist on the Remaining Quinsa Shares or any shares of BAC or any Rights in respect of such Remaining Quinsa Shares or shares of BAC, either voluntarily or involuntarily and with or without consideration, except for, in the case of the Remaining Quinsa Shares, Transfers to AmBev and in the case of shares of BAC, Transfers to AmBev or any beneficial owner of shares of BAC on May 1, 2002, or affiliates or family members thereof.

          Pursuant to the Quinsa Shareholders Agreement, except as provided therein, (i) BAC will not, directly or indirectly, purchase or otherwise acquire, after the date such agreement is entered into, any Quinsa Class A Shares or Quinsa Class B Shares, (ii) BAC will not permit any family member of a beneficial owner of shares of BAC (a "Family Member") to, directly or indirectly, purchase or otherwise acquire after the date such agreement is entered, more than 500,000 Quinsa Class A Shares or more than 500,000 Quinsa Class B Shares and (iii) BAC will not and will not permit any Family Member to, directly or indirectly, purchase or otherwise acquire any other shares of capital stock of Quinsa (or any interest in, or Rights in respect of, any Quinsa Class A Shares or Quinsa Class B Shares (other than those permitted to be acquired pursuant to clause (ii) above or any other shares) except by way of share dividends or distributions on the Remaining Quinsa Shares or as a result of a Transfer that is not prohibited pursuant to the Quinsa Shareholders Agreement.

          Pursuant to the Quinsa Shareholders Agreement, until the date on which AmBev has issued to BAC all the newly issued shares of AmBev as a result of the consummation of the Options (i) AmBev will not, and will not permit any of its affiliates to, directly or indirectly Transfer or permit the Transfer (to any person other than an affiliate of AmBev) of, any of the Quinsa Class A Shares and Quinsa Class B Shares held by AmBev (including, without limitation the Quinsa Class B Shares issued pursuant to the Share Exchange Agreement) as of the date of the Quinsa Shareholders Agreement, or (ii) create, assume or suffer to exist any Lien on any of the Class A Shares owned by AmBev as of the date of the Quinsa Shareholders Agreement.

          (d) Pursuant to the Quinsa Shareholders Agreement, so long as AmBev and BAC each has the Requisite Percentage (as defined below) each of AmBev and BAC will have the right to nominate 50% of the directors (and their respective alternates) constituting the Quinsa board of directors (the "Quinsa Board") and, in the case of each board of directors of a Quinsa subsidiary ("Subsidiary Board"), 50% of the number of directors (and their respective alternates) that BAC is entitled to nominate under such subsidiary's charter documents or by-laws, any existing shareholders agreement or applicable law. If either AmBev or BAC has less than the Requisite Percentage, then each of AmBev and BAC shall have the right to nominate a number of directors proportionate to their percentage share of the Quinsa Class A Shares, the Quinsa Class B Shares and any other shares of Quinsa having a right to vote at any meeting of shareholders, determined by multiplying their percentage share of the Voting Interest (as defined below) by the number of directors constituting the entire Quinsa Board (or, in the case of any Subsidiary Board, the number of directors BAC is entitled to nominate) and rounding upward or downward to the nearest whole number. "Requisite Percentage" means (a) in the case of AmBev, 40% or more of the aggregate number of votes entitled to be cast at any meeting of Quinsa shareholders by all the Quinsa shares entitled to vote owned by AmBev and BAC ("Voting Interest") and (b) in the case of BAC, 40% or more of the Voting Interest, provided that (i) if BAC's percentage share of the Voting Interest is reduced to less than 50% as a result of the transfer of Remaining Quinsa Shares to AmBev, then BAC shall be deemed not to have the Requisite Percentage and (ii) for purposes of determining whether BAC owns the Requisite Percentage, BAC shall be deemed to own all Remaining Quinsa Shares held by the trustee from time to time under the Voting Trust Agreement. The Voting Trust Agreement is an agreement that BAC has agreed to enter pursuant to which it will irrevocably deposit in trust 60,000,000 Quinsa Class A Shares with a trustee which will be required to vote such shares only upon receipt of the same instructions from both BAC and AmBev. Upon the completion of the acquisition by AmBev of 26,388,914 Quinsa Class B Shares pursuant to the Share Exchange Agreement and of 230,920,000 Quinsa Class A Shares pursuant to the Stock Purchase Agreement, AmBev's and BAC's respective percentage share of the Voting Interest would be 40.789% and 59.211%. Upon the consummation of the Options BAC will cease to have the Requisite Percentage.

          Notwithstanding the foregoing, on such date when AmBev issues to BAC the remaining portion of AmBev shares in exchange for the Remaining Quinsa Shares, all rights of BAC to nominate directors shall terminate immediately, the directors nominated by BAC shall resign effective upon such date and, as promptly as practicable thereafter, including by means of calling a shareholders' meeting, the Quinsa Board and each Subsidiary Board shall be reconstituted to include only directors nominated or approved by AmBev, subject to the rights of any other shareholders under any subsidiary's charter or by-laws or any existing shareholders agreement to nominate directors.

          Pursuant to the Quinsa Shareholders Agreement, for so long as AmBev and BAC each have the Requisite Percentage, each of AmBev and BAC will have the right to elect a Co-Chairman of the Quinsa Board and for so long as AmBev and BAC each have the Requisite Percentage, AmBev and BAC will jointly appoint a Chairman of each Subsidiary Board.

          Pursuant to the Stock Purchase Agreement, BAC and AmBev have agreed that in the event Options are consummated and BAC receives newly issued shares of AmBev in exchange for the Remaining Quinsa Shares, BAC and the Reporting Persons will enter into a shareholders agreement (the "AmBev Shareholders Agreement") pursuant to which, among other things, (i) BAC will agree not to Transfer any common shares of AmBev held by BAC, except for Transfers to affiliates or family members ("Permitted Transferees"), other than in accordance with the provisions of the AmBev Shareholders Agreement; (ii) BAC and its Permitted Transferees will grant Braco and ECAP a right of first refusal on any transfer of common shares of AmBev to third parties, pursuant to which BAC will not Transfer any common shares of AmBev (except to Permitted Transferees) unless BAC or its Permitted Transferees shall have first offered to sell such common shares of AmBev to Braco and ECAP, (iii) Braco and ECAP will grant BAC and its Permitted Transferees tag-along rights pursuant to which BAC and its Permitted Transferees will have the right they sell at the same price and on the same terms and conditions as Braco and ECAP in connection with any sale by Braco and ECAP of more than 50% of the AmBev shares held by Braco and ECAP to a third person or any sale of a majority of the outstanding shares of Braco and ECAP, (iv) BAC and its Permitted Transferees will grant Braco and/or ECAP drag-along rights pursuant to which in the event that Braco or ECAP propose to sell in a bona fide arm's-length sale more that 50% of their common shares of AmBev to any unaffiliated third party, Braco and ECAP will have the right to require BAC and its Permitted Transferees to sell to the proposed transferee all or a portion of their common shares of AmBev for the same per share consideration, in the same pro rata portion and on the same terms and conditions as proposed to be received by Braco and ECAP, (v) AmBev will grant to BAC and its Permitted Transferees the preemptive rights set forth in
Article 171 of the Brazilian corporation law, (vi) BAC and its Permitted Transferees will have the right to nominate a number of directors of AmBev proportionate to their percentage ownership of the total outstanding common shares of AmBev, provided that BAC and its Permitted Transferees will have the right to nominate at least one director as long as BAC and its Permitted Transferees continue to own at least 90% of the common shares of AmBev acquired by them pursuant to the Options and (vii) for so long as BAC and its Permitted Transferees have at least 90% of the shares of AmBev acquired pursuant to the consummation of the Options, certain matters will not be approved by the shareholders meeting or the board of directors of AmBev without the vote of BAC.

          (e), (g) The present capitalization of Quinsa will be altered by the issuance by Quinsa of 26,388,914 newly issued Quinsa Class B Shares to AmBev in exchange for the Southern Holding Shares, as provided for in the Share Exchange Agreement. In addition, pursuant to the Quinsa Shareholders Agreement, Quinsa has agreed to take all lawful action necessary to ensure that the articles incorporation of Quinsa and the charter documents and by-laws of its subsidiaries (subject to the existing rights of shareholders of each subsidiary) are at all times consistent with, and to the greatest extent possible under the applicable laws give effect to, the provisions of the Quinsa Shareholders Agreement.

          Other than as described in this Schedule 13D, or contained in the agreements attached as Exhibits hereto, none of the Reporting Persons or their respective controlling shareholders, or the executive officers or directors of any of the foregoing, has any plans or proposals which relate to or would result in any of the events described in Items 4(b), (c) , (f), (h), (i) and
(j).

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

          (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth the aggregate number of Quinsa Class B Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Quinsa Class B Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

          (c) There were no transactions in the Quinsa Class B Shares that were effected during the past sixty days by the Reporting Persons, their controlling shareholders, or the executive officers or directors of any of the foregoing, other than those described in this Schedule 13D.

          (d) Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Quinsa Class B Shares owned by the Reporting Persons.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------------

          The information contained in Item 4 and in the Exhibits to this
Schedule 13D is hereby incorporated by reference herein.

          Pursuant to the Quinsa Shareholders Agreement, for so long as each of AmBev and BAC owns the Requisite Percentage, Quinsa will not, and will not permit any of its subsidiaries to take, certain actions without the affirmative consent of AmBev and BAC. Such actions relate to, among other things, operating and capital budgets, capital expenditures, material or multi-year contracts, business outside of beverages or South America, product pricing, operating targets, changes in senior management compensation, issuances and repurchases of shares, incurrence of debt or guarantees in excess of certain thresholds, granting of liens, changes in dividend policy, delisting of Quinsa, merger or sale of Quinsa or its significant subsidiaries, material asset sales or spin offs, material acquisitions, transactions with AmBev or the Quinsa's's or AmBev's affiliates, change of external auditors, material changes in accounting principles or policies, institution of proceedings outside of the ordinary course of business, changes in the charter or by-laws of Quinsa or its significant subsidiaries, filing for bankruptcy, liquidation or dissolution of Quinsa or its significant subsidiaries. Furthermore, in the event that either AmBev or BAC owns less than the Requisite Percentage but more than 30% of the Voting Interest, or less than 30% but more than 15% of the Voting Interest, some of the actions described above will only be taken with the consent of AmBev and BAC, and so long as either AmBev or BAC owns one-third or more of the Voting Interest, the affirmative vote of AmBev or BAC, as the case may be, will be required to approve any capital increase of Quinsa.

          Pursuant to the Quinsa Shareholders Agreement, AmBev will agree not to acquire any equity or other ownership interest in, or any substantial assets of, any business involving the manufacture, marketing, sale or distribution of beverages (A) for a period of ten years, in Argentina, Paraguay, Uruguay, or Bolivia, other than through Quinsa or its subsidiaries or (B) until the consummation of the Put Option and the Call Option, in Peru or Chile without first offering to Quinsa the opportunity to make such acquisition; provided that in the case of Peru, AmBev will have the option to either (x) contribute to Quinsa 50% of the cash consideration agreed to be paid for such assets or business, in exchange for Class B Quinsa Shares, or
(y) acquire 50% of such asset or business directly, with the remaining 50% acquired by Quinsa.

          Copies of the Share Exchange Agreement and the Stock Purchase Agreement (which include as schedules or exhibits thereto Schedule 1.04 to the Stock Purchase Agreement, the Quinsa Shareholders Agreement, the AmBev Shareholders Agreement and the AmBev Registration Rights Agreement) are attached hereto as Exhibits 2.1 and 2.2. All such agreements attached are incorporated into this Schedule 13D by reference. The descriptions of the Share Exchange Agreement, the Stock Purchase Agreement, Schedule 1.04 to the Stock Purchase Agreement, the Quinsa Shareholders Agreement, the AmBev Shareholders Agreement and the AmBev Registration Rights Agreement set forth in this Schedule 13D are qualified in their entirety by reference to the full text thereof.

          Other than as described in this Schedule 13D or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of Quinsa, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


Item 7.   Material to Be Filed as Exhibits.

Exhibit       Description
-------       -----------

2.1           Share Exchange Agreement dated as of May 1, 2002, between
              AmBev and Quinsa.

2.2 Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev.

99.1          Joint Filing Agreement Pursuant to Rule 13d-1.

                                                                                                                                 16
                                                     ANNEX A


                          Information required as to Executive Officers and Directors of
                                  AmBev, Braco and ECAP and Trustees of Fundacao


                                    Directors and Executive Officers of AmBev

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             Present Principal Occupation
        Name         Citizenship                 Business Address                                or Employment
-----------------------------------------------------------------------------------------------------------------------------------
Marcel Herrmann        Brazil           Av. Maria Coelho Aguiar, 215, Bloco          Co-Chairman of the Board of Directors of
Telles                                  F-6(degree)andar, Sao Paulo /SP - Brazil     AmBev
-----------------------------------------------------------------------------------------------------------------------------------
Victorio Carlos de     Brazil           Av. Maria Coelho Aguiar, 215, Bloco          Co-Chairman of the Board of Directors of
Marchi                                  F-6(degree)andar, Sao Paulo/SP - Brazil      AmBev
-----------------------------------------------------------------------------------------------------------------------------------
Jorge Paulo Lemann     Brazil           Avenida Brigadeiro Faria Lima, 3729 -        Partner of GP Investimentos S/C Ltda.
                                        7 (degree) andar, CEP 04538-905, Sao
                                        Paulo, SP, Brazil
-----------------------------------------------------------------------------------------------------------------------------------
Carlos Alberto da      Brazil           Avenida Brigadeiro Faria Lima, 3729 -        Partner of GP Investimentos S/C Ltda.
Veiga Sicupira                          7 (degree) andar, CEP 04538-905, Sao
                                        Paulo, SP, Brazil
-----------------------------------------------------------------------------------------------------------------------------------
Roberto Moses          Brazil           Avenida Brigadeiro Faria Lima, 3729 -        Partner of GP Investimentos S/C Ltda.
Thompson Motta                          7 (degree) andar, CEP 04538-905, Sao
                                        Paulo, SP, Brazil
-----------------------------------------------------------------------------------------------------------------------------------
Vicente Falconi        Brazil           Av. do Contomo, 7962, 10(degree)andar        Director of AmBev
Campos                                  Belo Horizonte /MG - Brazil
-----------------------------------------------------------------------------------------------------------------------------------
Jose Heitor Attilio    Brazil           Alameda Itu, 852, 19(degree)andar            President of Fundacao Antonio e Helena
Gracioso                                Sao Paulo /SP - Brazil                       Zerrenner Instituicao Nacional de Beneficencia
-----------------------------------------------------------------------------------------------------------------------------------
Roberto Herbster       Brazil           Alameda Itu, 852, 19(degree)andar            Trustee of Fundacao Antonio e Helena
Gusmao                                  Sao Paulo /SP - Brazil                       Zerrenner Instituicao Nacional de Beneficencia
-----------------------------------------------------------------------------------------------------------------------------------
Jose de Maio           Brazil           Alameda Itu, 852, 19(degree)andar            Trustee of Fundacao Antonio e Helena
Pereira da Silva                        Sao Paulo /SP - Brazil                       Zerrenner Instituicao Nacional de Beneficencia
-----------------------------------------------------------------------------------------------------------------------------------
Magim Rodriguez,       Brazil           Av. Maria Coelho Aguiar, 215, Bloco F,       CEO of AmBev
Jr.                                     6 (degree) andar, Sao Paulo, SP, Brazil
-----------------------------------------------------------------------------------------------------------------------------------
Luis Felipe Pedreira   Brazil           Av. Maria Coelho Aguiar, 215, Bloco F-       Chief Financial Officer and Investor Relations
Dutra Leite                             6 (degree)andar, Sao Paulo /SP - Brazil      Officer of AmBev
-----------------------------------------------------------------------------------------------------------------------------------
Jose Adilson Miguel    Brazil           Av. Maria Coelho Aguiar, 215, Bloco F-       Retail Officer of AmBev
                                        6 (degree)andar, Sao Paulo /SP - Brazil
-----------------------------------------------------------------------------------------------------------------------------------
Claudio Braz Ferro     Brazil           Av. Maria Coelho Aguiar, 215, Bloco F-       Manufacturing Officer of AmBev
                                        6 (degree)andar, Sao Paulo /SP - Brazil
-----------------------------------------------------------------------------------------------------------------------------------
Carlos Alves de        Brazil           Av. Maria Coelho Aguiar, 215, Bloco F-       Sales Officer of AmBev
Brito                                   6 (degree)andar, Sao Paulo /SP - Brazil
-----------------------------------------------------------------------------------------------------------------------------------
Juan Manuel            Brazil           Av. Maria Coelho Aguiar, 215, Bloco F-       Executive Officer of Soft drink and
Vergara Galvis                          6 (degree)andar, Sao Paulo /SP - Brazil      Nonalcoholic Beverages Division of AmBev
-----------------------------------------------------------------------------------------------------------------------------------
Mauricio Luis          Brazil           Av. Maria Coelho Aguiar, 215, Bloco F-       People and Quality Officer of AmBev
Luchetti                                6 (degree)andar, Sao Paulo /SP - Brazil
-----------------------------------------------------------------------------------------------------------------------------------
Miguel Nuno da         Brazil           Av. Maria Coelho Aguiar, 215, Bloco F-       Marketing Officer of AmBev
Mata Patricio                           6 (degree)andar, Sao Paulo /SP - Brazil
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                                 17

                                               Trustees of Fundacao
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     Present Principal Occupation
        Name         Citizenship                 Business Address                           or Employment
-----------------------------------------------------------------------------------------------------------------------------------
Jose Heitor Attilio    Brazil           Alameda Itu 852, n 19 Jardim                 President of Fundacao Antonio e Helena
Gracioso                                Paulista, Sao Paulo-SP,                      Zerrenner Instituicao Nacional de
                                        Brazil                                       Beneficencia
-----------------------------------------------------------------------------------------------------------------------------------
Jose de Maio Pereira   Brazil           Alameda Itu 852, n 19 Jardim                 Trustee of Fundacao Antonio e Helena
da Silva                                Paulista, Sao Paulo-SP,                      Zerrenner Instituicao Nacional de
                                        Brazil                                       Beneficencia
-----------------------------------------------------------------------------------------------------------------------------------
Celso Neves            Brazil           Alameda Itu 852, n 19 Jardim                 Trustee of Fundacao Antonio e Helena
                                        Paulista, Sao Paulo-SP,                      Zerrenner Instituicao Nacional de
                                        Brazil                                       Beneficencia
-----------------------------------------------------------------------------------------------------------------------------------
Dario de Almeida       Brazil           Av. Atlantica, 1440-Apt. 1001                Trustee of Fundacao Antonio e Helena
Magalhaes                               22021.001-Rio de Janeiro/RJ-Brazil           Zerrenner Instituicao Nacional de Beneficencia
-----------------------------------------------------------------------------------------------------------------------------------
Victorio Carlos de     Brazil           Av. Maria Coelho Aguiar, 215, Bloco F-       Co-Chairman of the Board of Directors
Marchi                                  6(degree)andar, Sao Paulo /SP - Brazil       of AmBev
-----------------------------------------------------------------------------------------------------------------------------------
Roberto Herbster       Brazil           Alameda Itu 852, n 19 Jardim                 Trustee of Fundacao Antonio e Helena
Gusmao                                  Paulista, Sao Paulo-SP,                      Zerrenner Instituicao Nacional de
                                        Brazil                                       Beneficencia
-----------------------------------------------------------------------------------------------------------------------------------
Marcel Herrmann        Brazil           Av. Maria Coelho Aguiar, 215, Bloco F-       Co-Chairman of the Board of Directors
Telles                                  6(degree)andar, Sao Paulo /SP - Brazil       of AmBev
-----------------------------------------------------------------------------------------------------------------------------------
Jose Adilson Miguel    Brazil           Av. Maria Coelho Aguiar, 215, Bloco          Retail Officer of AmBev
                                        F-6(degree)andar, Sao Paulo /SP - Brazil
-----------------------------------------------------------------------------------------------------------------------------------
Orlando de Araujo      Brazil           Alameda Itu 852, n 19 Jardim                 Trustee of Fundacao Antonio e Helena
                                        Paulista, Sao Paulo-SP, Brazil               Zerrenner Instituicao Nacional de
                                                                                     Beneficencia
-----------------------------------------------------------------------------------------------------------------------------------


                                           Executive Officers of Braco (1)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             Present Principal Occupation
        Name         Citizenship                 Business Address                                 or Employment
Marcel Herrmann        Brazil           Av. Maria Coelho Aguiar, 215, Bloco          Co-Chairman of the Board of Directors of
Telles                                     F-6(degree)andar, Sao Paulo /SP - Brazil  AmBev
-----------------------------------------------------------------------------------------------------------------------------------
Jorge Paulo Lemann     Brazil           Avenida Brigadeiro Faria Lima, 3729 -        Partner of GP Investimentos S/C Ltda.
                                        7 (degree) andar, CEP 04538-905, Sao
                                        Paulo, SP, Brazil
-----------------------------------------------------------------------------------------------------------------------------------
Carlos Alberto da      Brazil           Avenida Brigadeiro Faria Lima, 3729 -        Partner of GP Investimentos S/C Ltda.
Veiga Sicupira                          7 (degree) andar, CEP 04538-905, Sao
                                        Paulo, SP, Brazil
-----------------------------------------------------------------------------------------------------------------------------------
Ricardo Scalzo         Brazil           Avenida Brigadeiro Faria Lima, 3729 -        Officer of Braco and ECAP
                                        7 (degree) andar, CEP 04538-905, Sao
                                        Paulo, SP, Brazil
-----------------------------------------------------------------------------------------------------------------------------------
Roberto Moses          Brazil           Avenida Brigadeiro Faria Lima, 3729 -        Partner of GP Investimentos S/C Ltda.
Thompson Motta                          7 (degree) andar, CEP 04538-905, Sao
                                        Paulo, SP, Brazil
-----------------------------------------------------------------------------------------------------------------------------------






-----------------------------
   (1) In accordance with Brazilian corporate law, Braco is not required to have, and does not have, a board of directors.

                                                                                                                                 18

                                           Executive Officers of ECAP 2

-------------------------------------------------------------------------------------------------------------------------------
                                                                                         Present Principal Occupation
        Name           Citizenship               Business Address                            or Employment
-------------------------------------------------------------------------------------------------------------------------------
Marcel Herrmann      Brazil             Av. Maria Coelho Aguiar, 215, Bloco F-       Co-Chairman of the Board of Directors
Telles                                  6 (degree) andar, Sao Paulo /SP - Brazil     of AmBev
-------------------------------------------------------------------------------------------------------------------------------
Jorge Paulo Lemann   Brazil             Avenida Brigadeiro Faria Lima, 3729 -        Partner of GP Investimentos S/C Ltda.
                                        7 (degree) andar, CEP 04538-905, Sao
                                        Paulo, SP, Brazil
-------------------------------------------------------------------------------------------------------------------------------
Carlos Alberto da    Brazil             Avenida Brigadeiro Faria Lima, 3729 -        Partner of GP Investimentos S/C Ltda.
Veiga Sicupira                          7 (degree) andar, CEP 04538-905, Sao
                                        Paulo, SP, Brazil
-------------------------------------------------------------------------------------------------------------------------------
Ricardo Scalzo       Brazil             Avenida Brigadeiro Faria Lima, 3729 -        Officer of Braco and ECAP
                                        7 (degree) andar, CEP 04538-905, Sao
                                        Paulo, SP, Brazil
-------------------------------------------------------------------------------------------------------------------------------
Roberto Moses        Brazil             Avenida Brigadeiro Faria Lima, 3729 -        Partner of GP Investimentos S/C Ltda.
Thompson Motta                          7 (degree) andar, CEP 04538-905, Sao
                                        Paulo, SP, Brazil
-------------------------------------------------------------------------------------------------------------------------------






------------------------------
   2 In accordance with Brazilian corporate law, ECAP is not required to have, and it does not have, a board of directors.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 10, 2002

                                        COMPANHIA DE BEBIDAS DAS AMERICAS -
                                        AMBEV


                                         by /s/ Victorio C. de Marchi
                                            --------------------------------
                                            Name:  Victorio C. de Marchi
                                            Title: Director


                                         by /s/ Marcel H. Telles
                                            --------------------------------
                                            Name:  Marchel H. Telles
                                            Title: Director

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 10, 2002

                                        FUNDACAO ANTONIO E HELENA ZERRENNER
                                        INSTITUICAO NACIONAL DE BENEFICENCIA


                                         by /s/ Victorio C. de Marchi
                                            --------------------------------
                                            Name:  Victorio C. de Marchi
                                            Title: Trustee


                                         by /s/ Jose H. Attilio Gracioso
                                            --------------------------------
                                            Name:  Jose H. Attilio Gracioso
                                            Title: President

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 10, 2002

                                        BRACO S.A.


                                         by   /s/ Marcel H. Telles
                                           --------------------------------
                                           Name:  Marcel H. Telles
                                           Title: Partner


                                         by   /s/ Jorge P. Lemann
                                           --------------------------------
                                           Name:  Jorge P. Lemann
                                           Title: Partner

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 10, 2002

                                        EMPRESA DE ADMINISTRACAO E
                                        PARTICIPACOES S.A. - ECAP


                                         by   /s/ Marcel H. Telles
                                           --------------------------------
                                           Name:  Marcel H. Telles
                                           Title: Partner


                                         by   /s/ Jorge P. Lemann
                                           --------------------------------
                                           Name:  Jorge P. Lemann
                                           Title: Partner

                                 EXHIBIT INDEX


Exhibit      Description
-------      -----------

2.1 Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa.
2.2 Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev.
99.1         Joint Filing Agreement Pursuant to Rule 13d-1.